Exhibit 12.2

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(dollars in millions)

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$(47)	$(49)	$53	$(331)	$820	$597
Fixed Charges	914	854	920	1,316	2,520	2,273

Total Earnings	867	805	973	985	3,340	2,870

Fixed Charges
Interest Expense	$883	$824	$890	$1,285	$2,468	$2,217
Amortization of Debt Costs	24	22	21	21	31	33
Interest Element of Rentals	7	8	9	10	21	23

Total Fixed Charges	$914	$854	$920	$1,316	$2,520	$2,273

Ratio of Earnings to Fixed Charges(1)	—	—	1.06	—	1.33	1.26

(1)	Earnings for the years ended December 31, 2012, 2013 and 2015 were insufficient to cover fixed charges by $47 million, $49 million and $331 million, respectively. As a result of such deficiency, the ratios are not presented above.